Filed Pursuant to Rule 424(b)(3)
Registration File No.: 333-264682

BLACKROCK SCIENCE AND TECHNOLOGY TRUST

Supplement dated September 22, 2022 to the Prospectus,

dated May 4, 2022, as supplemented on July 18, 2022

This supplement amends certain information in the Prospectus dated May 4, 2022, of BlackRock Science and Technology Trust (the “Trust”). Unless otherwise indicated, all other information included in the Prospectus that is not inconsistent with the information set forth in this supplement remains unchanged. Capitalized terms not otherwise defined in this supplement have the same meanings as in the Prospectus.

Effective immediately, the following change is made to the Prospectus:

The section of the Prospectus entitled “Management of the Trust–Portfolio Managers” is amended to add the following after the fifth paragraph of such section:

Caroline Tall, Managing Director, is a member of the Fundamental Equity division of BlackRock’s Portfolio Management Group. She is co-portfolio manager for the Technology equity portfolios and responsible for coverage of the technology sector. Caroline joined BlackRock from Fidelity in September 2022, where she was a lead PM and Research Analyst focusing on hardware within the technology sector. Caroline began her career as an equity research analyst 14 years ago at Fidelity covering the global technology sector. She was named the portfolio manager of the Fidelity Select Hardware portfolio in 2017 and of the Fidelity Select Communications Equipment Fund in 2018. Caroline earned a Bachelor of Arts in Literature from Wellesley College in 2009.

Investors should retain this supplement for future reference.

PRO-BST-0922SUP